Exhibit 99.1

Hexindai Reports Unaudited Third Quarter of Fiscal Year 2019 Financial Results

BEIJING, CHINA, February 28, 2019 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing online consumer lending marketplace in China, today announced its unaudited financial results for the quarter ended December 31, 2018.

Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

Third Quarter of Fiscal Year 2019 Operational Highlights

•                      Total loan volume facilitated (1) was US$29.1 million (RMB0.2 billion) during the third quarter of fiscal year 2019, a decrease of 92.2% from the third quarter of fiscal year 2018.

•                      Gross billing amount (net of VAT)(2) was US$2.6 million during the third quarter of fiscal year 2019, a decrease of 94.1% from the third quarter of fiscal year 2018.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 9.1% during the third quarter of fiscal year 2019, a decrease from 12.1% during the third quarter of fiscal year 2018.

•                      Number of borrowers (4) was 1,771 during the third quarter of fiscal year 2019, a decrease of 94.5% from the third quarter of fiscal year 2018.

•                      Number of investors (5) was 20,325 during the third quarter of fiscal year 2019, a decrease of 64.9% from the third quarter of fiscal year 2018.

Third Quarter of Fiscal Year 2019 Unaudited Financial Highlights

•                      Net revenue was US$1.9 million during the third quarter of fiscal year 2019, a decrease of 95.6% from the third quarter of fiscal year 2018.

(1) Total loan volume facilitated is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.

(2) ”Gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For the traditional individual credit loan transaction, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue, while for the newly introduced individual credit loan we launched from third quarter of fiscal year 2018, the service fees are charged each period, the gross billing amount equals the gross accumulative loan facilitation service revenue recognized over the estimated term of the credit loan.

(3) ”Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented in percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4) Refers to borrowers who recorded successful borrowing activity on our marketplace during the relevant period.

(5) Refers to investors who made loan investments on our marketplace during the relevant period.

•                      Operating expenses were US$13.1 million during the third quarter of fiscal year 2019, an increase of 11.7% from the third quarter of fiscal year 2018.

•                      Net loss was US$9.6 million during the third quarter of fiscal year 2019, compared to net income of US$26.9 million in third quarter of fiscal year 2018.

•                      Basic loss per common share in the third quarter of fiscal year 2019 was US$0.20, compared to basic earnings per common shares (“EPS”) of US$0.58 in third quarter of fiscal year 2018.

•                      Diluted loss per common share in the third quarter of fiscal year 2019 was US$0.20, compared to diluted EPS of US$0.52 in third quarter of fiscal year 2018.

•                      Adjusted net loss (Non-GAAP)(6)in the third quarter of fiscal year 2019 was US$9.2 million, compared to adjusted net income (Non-GAAP) of US$27.6 million in the third quarter of fiscal year 2018.

•                      Adjusted EBIT (Non-GAAP)(7)in the third quarter of fiscal year 2019 was (US$10.0) million, compared to US$32.5 million in the third quarter of fiscal year 2018.

Nine Months Ended December 31, 2018 Operational Data

Loan volume facilitated

Total loan volume facilitated during the nine months ended December 31, 2018 was US$503.7 million (RMB3.4 billion), a decrease of 40.6% from US$844.9 million (RMB5.7 billion) during the same period of fiscal year 2018.

Number of borrowers

Number of borrowers was 32,933 during the nine months ended December 31, 2018, a decrease of 51.5% from the same period of fiscal year 2018.

Number of investors

Number of investors was 102,809 during the nine months ended December 31, 2018, an increase of 1.9% from the same period of fiscal year 2018.

Total loan volume facilitated through Hexindai’s platform was approximately US$3.1 billion (RMB20.1 billion) from the inception of its business in March 2014 through December 31, 2018.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “A challenging market environment continued to impact our business during the quarter. Things are gradually improving however as we have begun to see the environment improve as regulations are clarified and financially weaker and fraudulent firms are gradually weeded out. While our top line continued to decrease significantly on a year-over-year basis, our business has begun improving on a sequential basis following the cost cutting initiatives we put in place during the quarter and re-shifting our focus from loan transfer services back to new loan products as the market rebuilds. Our net loss narrowed sequentially as a result. Recent statistics show that the loan balance for the entire sector decreased 36% as of December 31, 2018 when compared with a year ago. Our loan balance however grew 21% year-over-year. I believe this demonstrates how the strategy we implemented in response to market turbulence over the past two quarters has helped to strengthen confidence in our platform and maintain the loyalty and trust of our investors.”

(6) Adjusted net loss (Non-GAAP), which excluded share-based compensation expenses.

(7) Adjusted EBIT (Non-GAAP), which excluded interest income, income tax and share-based compensation.

“In addition to continue to expand our core business, our recent strategy also includes building out our microlending business, diversifying funding sources, and expanding into consulting and referral services. We believe these new businesses are highly complementary to our existing core P2P and will become our main growth drivers going forward. We recently signed a number of partnerships with respected financial institutions that leverage our strong risk assessment and borrower acquisition capabilities to create additional revenue streams and diversify our funding sources. We remain optimistic about the prospects of our business and believe we are ideally positioned to benefit from the industry’s consolidation with our strong financial resources, experienced management team, and clear strategy.”

Third Quarter of Fiscal Year 2019 Unaudited Financial Results

Net revenue

Net revenue during the third quarter of fiscal year 2019 was US$1.9 million, a decrease of 95.6% from US$43.3 million during the same quarter of fiscal year 2018. The decrease was primarily due to the significant decrease in the volume of credit loans facilitated through Hexindai’s marketplace, which decreased from US$388.7 million (RMB2.6 billion) in the third quarter of fiscal year 2018 to US$29.1 million (RMB0.2 billion) in the same quarter of fiscal year 2019. The decrease in the volume of credit loans facilitated through Hexindai’s marketplace was driven by a decrease in the number of credit loan borrowers from 32,417 in the third quarter of fiscal year 2018 to 1,771 in the same quarter of fiscal year 2019 as we implemented stricter credit scoring standards this quarter which downgraded a number of our borrowers.

Operating expenses

Total operating expenses during the third quarter of fiscal year 2019 were US$13.1 million, an increase of 11.7% from US$11.7 million in the same quarter of last fiscal year. The increase was primarily due to increase in sales and marketing expenses, general and administrative expenses.

Sales and marketing expenses

Sales and marketing expenses during the third quarter of fiscal year 2019 were US$7.2 million, an increase of 30.8% from US$5.5 million during the same quarter of last fiscal year. The increase was primarily due to an increase in advertising expenses associated with acquiring more customers.

Service and development expenses

Service and development expenses during the third quarter of fiscal year 2019 were US$2.2 million, a decrease of 29.9% from US$3.2 million during the same quarter of last fiscal year. The decrease was mainly due to the decrease of employee expenses.

General and administrative expenses

General and administrative expenses during the third quarter of fiscal year 2019 were US$3.2 million, an increase of 42.8% from US$2.3 million during the same period of last fiscal year. The increase was mainly due to the loan provision made for microlending business.

Share-based compensation

Share-based compensation during the third quarter of fiscal year 2019 was US$0.4 million, compared to US$0.7 during the same period of last fiscal year. The decrease was attributable to awards granted under the 2016 Equity Incentive Plan since November 3, 2017 on which date the Company completed its IPO.

Net loss (income)

As a result of the foregoing, the net loss was US$9.6 million during the third quarter of fiscal year 2019, compared to net income of US$26.9 million in third quarter of fiscal year 2018.

Net loss (income) attributable to Hexindai Inc.’s shareholders and EPS

Net loss attributable to the Company’s shareholders was US$9.6 million during the third quarter of fiscal year 2019, compared to net income attributable to the Company’s shareholders of US$26.9 million in the same period of fiscal year 2018. Accordingly, basic loss per common share in the third quarter of fiscal year 2019 was US$0.20, compared to basic EPS of US$0.58 in the same period of fiscal year 2018. Diluted loss per common share in the third quarter of fiscal year 2019 was US$0.20, compared to diluted EPS of US$0.52 in the same period of fiscal year 2018.

Adjusted net loss (income) attributable to Hexindai Inc.’s shareholders and adjusted EPS

Adjusted net loss attributable to the Company’s shareholders, which excluded share-based compensation expenses, was US$9.2 million in the third quarter of fiscal year 2019, compared to adjusted net income attributable to the Company’s shareholders of US$27.6 million in the same period of fiscal year 2018. Accordingly, the adjusted basic loss per common share was US$0.19 in the third quarter of fiscal year 2019, compared to the adjusted basic EPS of US$0.60 in the same period of fiscal year 2018. The adjusted diluted loss per common share was US$0.19 in the third quarter of fiscal year 2019, compared to the adjusted diluted EPS of US$0.54 in the same period of fiscal year 2018.

Nine Months Ended December 31, 2018 Unaudited Financial Results

Net revenue

Net revenue during the nine months ended December 31, 2018 was US$57.2 million, a decrease of 28.2% from US$79.6 million during the same period of last fiscal year. The decrease was primarily due to the decrease in the volume of credit loans facilitated through Hexindai’s marketplace, which decreased from US$0.8 billion (RMB5.6 billion) in the nine months ended December 31, 2017 to US$0.5 billion (RMB3.4 billion) in the nine months ended December 31, 2018. The decrease in the volume of credit loans facilitated through Hexindai’s marketplace was driven by a decrease in the number of credit loan borrowers from 67,815 in the nine months ended December 31, 2017 to 32,933 in the same period of 2018 as we implemented stricter credit scoring standards which downgraded a number of our borrowers.

Operating expenses

Total operating expenses during the nine months ended December 31, 2018 were US$49.7 million, an increase of 115.8% from US$23.0 million in nine months ended December 31, 2017. The increase was primarily due to increase in sales and marketing expenses, general and administrative expenses and share-based compensation.

Sales and marketing expenses

Sales and marketing expense during the nine months ended December 31, 2018 were US$30.6 million, an increase of 160.5% from US$11.8 million from the same period of last fiscal year. The increase was primarily due to an increase in advertising expenses associated with acquiring more customers.

Service and development expenses

Service and development expenses during the nine months ended December 31, 2018 were US$5.8 million, a decrease of 10.1% from US$6.4 million during the same period of last fiscal year. The decrease was mainly due to the decrease of employee expenses.

General and administrative expenses

General and administrative expenses during the nine months ended December 31, 2018 were US$7.8 million, an increase of 89.3% from US$4.1 million during the same period of last fiscal year.  The increase was mainly due to an increase in professional service fees and the loan provision made for microlending business.

Share-based compensation

Share-based compensation during the nine months ended December 31, 2018 was US$5.5 million, increased from US$0.7 million during the same period of last fiscal year.

Net income

As a result of the foregoing, a decrease of 94.5% in our net income, which decreased from US$48.5 million during the nine months ended December 31, 2017 to US$2.7 million during the nine months ended December 31, 2018.

Net income attributable to Hexindai Inc.’s shareholders and EPS

Net income attributable to the Company’s shareholders decreased by 94.5% to US$2.7 million in nine months ended December 31, 2018 from US$48.4 million during the same period of last fiscal year. Accordingly, the basic EPS decreased to US$0.06 in nine months ended December 31, 2018 from US$1.10 during the same period of last fiscal year and diluted EPS decreased to US$0.05 in nine months ended December 31, 2018 from US$1.06 during the same period of last fiscal year.

Adjusted net income attributable to Hexindai Inc.’s shareholders and adjusted EPS

Adjusted net income attributable to the Company’s shareholders, which excluded share-based compensation expenses, decreased by 83.3% to US$8.2 million during the nine months ended December 31, 2018 from US$49.2 million in the nine months ended December 31, 2017. Accordingly, the adjusted basic EPS decreased to US$0.17 during the nine months ended December 31, 2018 from US$1.12 during the same period of last fiscal year. Adjusted diluted EPS decreased to US$0.15 during the nine months ended December 31, 2018 from US$1.07 during the same period of last fiscal year.

Cash and Cash Flow

As of December 31, 2018, the Company had cash and cash equivalents of US$47.4 million. Net cash used in operating activities for the nine months ended December 31, 2018 was US$0.5 million, compared to net cash provided by operating activities of US$65.0 million during the same period of last fiscal year. Net cash used in investing activities for the nine months ended December 31, 2018 was US$60.4 million, compared to US$0.3 million during the same period of last fiscal year. Net cash used in financing activities for nine months ended December 31, 2018 was US$18.9 million, compared to net cash provided by financing activities of US$52.5 million in the same period of last fiscal year.

Business Outlook

Based on the information available as of the date of this press release, Hexindai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change (see Safe Harbor Statement below):

Three Months Ending March 31, 2019

•             Total loans facilitated will be in the range of US$60.0 million to US$64.0 million.

•             Net revenue will be in the range of US$9.0 million to US$10.0 million.

Fiscal Year Ending March 31, 2019

•             Total loans facilitated will be in the range of US$564.0 million to US$568.0 million.

•             Net revenue will be in the range of US$66.0 million to US$67.0 million.

Use of Non-GAAP Financial Measures

We used adjusted net (loss) income, adjusted EPS and adjusted EBIT, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. “Adjusted net (loss) income” is net income before share-based compensation expenses. “Adjusted EBIT” is earnings before interest, income taxes and share-based compensation. We believed that the non-GAAP financial measures helped identify underlying trends in our business by excluding the impact of share-based compensation expenses, which were non-cash charges. We believed that the adjusted net (loss) income, adjusted EPS and adjusted EBIT provided useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP measures were not defined under U.S. GAAP and was not presented in accordance with U.S. GAAP. This non-GAAP financial measure had limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP measures” set forth at the end of this press release.

Exchange Rate Information

Our business was conducted in China, and our financial records were maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was first prepared in RMB and then was translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Recent Developments

In December 2018, the Company announced a share repurchase program under which it may repurchase up to US$25 million of its ordinary shares in the form of American depositary shares over the next 12 months. We believe the share repurchase program demonstrates our confidence and optimism in the long-term future of the P2P lending industry in China.

In December 2018, we partnered with Kunming Aotou Economic Information Consulting Co., Ltd. (“Kunming Aotou”) as a way to diversify our revenue streams. We will generate service fee revenues from Kunming Aotou for assisting in the loan facilitation process including referring borrowers and assessing their creditworthiness. An initial aggregate principal amount not exceeding RMB30 million will be distributed by Kunming Aotou through a trust fund.

In January 2019, we announced to acquire a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd , a wholly owned subsidiary of Phoenix Financial Group Ltd and operator of one of China’s leading peer-to-peer lending (P2P) platforms, for a total consideration of approximately US$29 million (RMB200 million). The two parties are expected to facilitate about RMB10 billion in consumer credit loans over a term of three years beginning in 2019.

In January 2019, we established a partnership with Bohai International Trust Co. Ltd. (“Bohai International Trust”), a leading trust company in China, as part of our strategy to diversify and expand our funding sources. Bohai International Trust will facilitate personal credit loans for an initial aggregate principal amount not exceeding RMB300 million to borrowers referred by us. The initial term of the agreement is five years. We will receive service fee revenues from Bohai International Trust for borrower referral, credit assessment services, and assistance in the loan facilitation process.

We entered into a cooperation agreement on November 19, 2018 with Shanxi Zhengxuan Finance Guarantee Co., Ltd. (“Shanxi Zhengxuan”) to provide investors on the our platform with insurance coverage that protects them against the potential default risk of non-paying borrowers. Starting from December 1, 2018, all new loans facilitated on our marketplace will require borrowers to obtain insurance through Shanxi Zhengxuan. The Company did not renew its contract with Changan Insurance in 2019.

In January 2019, we connected our systems and begun sharing credit data with Baihang Zhengxin (“Baihang Credit”). We will make regular transfers of credit data to Baihang Credit which integrates the data collected from multiple partner companies and provide individual credit data. We will leverage the data generated from Baihang Credit to more accurately assess a borrower’s creditworthiness and potentially reduce the cost of risk management.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Thursday, February 28, 2019 (9:00 p.m. Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65 6713-5090

U.S. Toll Free	+1 866-519-4004

Mainland China	4006-208038

Hong Kong Toll Free	8009-06601

Passcode: HX

A telephone replay of the call will be available two hours after the conclusion of the conference call through 8:59 p.m. Beijing/Hong Kong Time, March 8, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2-8199-0299

U.S. Toll Free	+1 855-452-5696

Passcode: 9972559

A live and archived webcast of the conference call will be available on the Investor Relations section of Hexindai’s website at http://ir.hexindai.com/.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing online consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com

HEXINDAI INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	March 31,
	2018	2018
	US$	US$
ASSETS
Current assets
Cash	47,433,771	132,622,467
Receivables, prepayments and other assets	3,834,212	1,248,562
Loans receivable-current, net of provision	43,613,597	28,696,234
Interest receivable	370,397	555,502
Total current assets	95,251,977	163,122,765
Non-current assets
Loans receivable-non-current, net of provision	29,735,615	—
Long term investment	1,600,000	—
Property and equipment, net	1,292,176	767,087
Deferred tax assets	2,378,218	—
Other non-current assets	7,272,198	—
TOTAL ASSETS	137,530,184	163,889,852
LIABILITIES
Current liabilities
Deferred revenue	128,273	—
Accrued expenses and other current liabilities	2,252,558	3,786,955
Income taxes payable	14,627,993	20,059,828
Total current liabilities	17,008,824	23,846,783
TOTAL LIABILITIES	17,008,824	23,846,783
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 49,055,412 and 47,958,550 shares issued and outstanding as of December 31, 2018 and March 31, 2018, respectively.	4,906	4,796
Additional paid-in capital	64,581,229	58,417,971
Retained earnings	62,281,334	77,241,073
Accumulated other comprehensive (loss) income	(6,346,109)	4,379,229
TOTAL SHAREHOLDERS’ EQUITY	120,521,360	140,043,069
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137,530,184	163,889,852

HEXINDAI INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	For Three Months Ended December 31,		For Nine Months Ended December 31,
	2018	2017	2018	2017
	US$	US$	US$	US$

NET REVENUE
Loan facilitation, post-origination and other service	2,011,031	43,651,672	57,852,730	80,156,605
Business and sales related taxes	(99,806)	(339,512)	(668,846)	(512,622)
NET REVENUE	1,911,225	43,312,160	57,183,884	79,643,983
OPERATING EXPENSES
Sales and marketing	7,175,816	5,484,582	30,590,483	11,744,696
Service and development	2,246,516	3,205,208	5,788,317	6,441,310
General and administrative	3,247,121	2,274,261	7,797,437	4,118,811
Share-based compensation	383,556	723,831	5,508,249	723,831
Total operating expenses	13,053,009	11,687,882	49,684,486	23,028,648
INCOME (LOSS) FROM OPERATIONS	(11,141,784)	31,624,278	7,499,398	56,615,335
OTHER INCOME (EXPENSE)
Other income	1,177,173	254,672	2,270,337	513,795
Other expense	(3,484)	(14,691)	(26,342)	(20,325)
Total other income, net	1,173,689	239,981	2,243,995	493,470
INCOME (LOSS) BEFORE INCOME TAXES	(9,968,095)	31,864,259	9,743,393	57,108,805
INCOME TAX(BENEFIT) EXPENSE	(375,306)	4,958,434	7,058,142	8,643,375
NET (LOSS) INCOME	(9,592,789)	26,905,825	2,685,251	48,465,430
Less: net income attributable to non-controlling interest	—	30,906	—	28,652
NET (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI INC’S SHAREHOLDERS	(9,592,789)	26,874,919	2,685,251	48,436,778
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(202,280)	1,559,958	(10,725,337)	2,608,189
COMPREHENSIVE (LOSS) INCOME	(9,795,069)	28,465,783	(8,040,086)	51,073,619
Less: comprehensive income attributable to non-controlling interest	—	133,237	—	132,814
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI INC’S SHAREHOLDERS	(9,795,069)	28,332,546	(8,040,086)	50,940,805

Basic (loss) earnings per common share	(0.20)	0.58	0.06	1.10
Diluted (loss) earnings per common share	(0.20)	0.52	0.05	1.06
Weighted average number of shares outstanding - basic	48,937,900	46,131,964	48,556,305	43,987,816
Weighted average number of shares outstanding- diluted	48,937,900	51,534,829	53,161,520	45,788,771

HEXINDAI INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(UNAUDITED)

	For Three Months Ended December 31,		For Nine Months Ended December 31,
	2018	2017	2018	2017
	US$	US$	US$	US$
Net (loss) income attributable to Hexindai Inc’s shareholders	(9,592,789)	26,874,919	2,685,251	48,436,778
Add: Share-based compensation expenses*	383,556	723,831	5,508,249	723,831
Adjusted net (loss) income attributable to Hexindai Inc’s shareholders	(9,209,233)	27,598,750	8,193,500	49,160,609

Weighted average number of shares outstanding - basic	48,937,900	46,131,964	48,556,305	43,987,816
Weighted average number of shares outstanding- diluted	48,937,900	51,534,829	53,161,520	45,788,771

Basic (loss) earnings per common share	(0.20)	0.58	0.06	1.10
Adjusted basic (loss) earnings per common share	(0.19)	0.60	0.17	1.12

Diluted (loss) earnings per common share	(0.20)	0.52	0.05	1.06
Adjusted diluted (loss) earnings per common share	(0.19)	0.54	0.15	1.07

Net (loss) income attributable to Hexindai Inc’s shareholders	(9,592,789)	26,874,919	2,685,251	48,436,778
Less: Interest income	(370,656)	(101,634)	(609,850)	(250,866)
Add: Income tax(benefit) expense**	(375,306)	4,958,434	7,058,142	8,643,375
Share-based compensation expenses*	383,556	723,831	5,508,249	723,831
Adjusted EBIT	(9,955,195)	32,455,550	14,641,792	57,553,118

* Share-based compensation expenses are not tax deductible under relevant tax laws and regulations in our tax jurisdiction.

** Income tax expenses include US$55,598, US$15,245, US$91,478 and US$ 37,630 related to the current tax expenses on interest income, which was recognized for the three months period ended December 31, 2018 and 2017 and nine-months period ended December 31, 2018 and 2017, respectively.

The following table presents our summary operating data for three months ended September 30, 2017 and 2018.

	For Three Months Ended December 31,				For Nine Months Ended December 31,
	2018		2017		2018		2017		Growth Rates (4)
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	Three months ended December 31,2018 compared to December 31, 2017	Nine months ended December 31,2018 compared to December 31, 2017
	(in thousands, except percentages and numbers (5))				(in thousands, except percentages and numbers (5))
Loan volume facilitated
Credit loan principal	201,173	29,095	2,570,798	388,745	3,371,882	503,732	5,610,349	835,471	-92.2%	-39.9%
Secured loan principal	—	—	—	—	—	—	63,220	9,414	—	-100.0%
Total	201,173	29,095	2,570,798	388,745	3,371,882	503,732	5,673,569	844,885	-92.2%	-40.6%
Number of transactions facilitated (1)
Credit loan transactions	1,771	1,771	32,511	32,511	32,946	32,946	67,965	67,965
Secured loan transactions	—	—	—	—	—	—	49	49
Total	1,771	1,771	32,511	32,511	32,946	32,946	68,014	68,014
Average individual transaction amount
Credit loan transactions	114	16	79	12	102	15	83	12
Secured loan transactions	—	—	—		—	—	1,290	192
Overall average	114	16	79	12	102	15	83	12
Gross billing amount (net of VAT)
Credit loan	18,239	2,638	310,244	46,914	396,072	59,170	582,109	86,686	-94.1%	-32.0%
Secured loan	—	—			—	—	1,458	217	—	-100.0%
Total	18,239	2,638	310,244	46,914	396,072	59,170	583,567	86,903	-94.1%	-32.1%
Gross billing ratio (net of VAT)
Credit loan	9.1%	9.1%	12.1%	12.1%	11.7%	11.7%	10.4%	10.4%
Secured loan	—	—	—	—	—	—	2.3%	2.3%
Total	9.1%	9.1%	12.1%	12.1%	11.7%	11.7%	10.3%	10.3%
Number of borrowers
Credit loan transactions	1,771	1,771	32,417	32,417	32,933	32,933	67,815	67,815
Secured loan transactions	—	—	—	—	—	—	35	35
Total	1,771	1,771	32,417	32,417	32,933	32,933	67,850	67,850	-94.5%	-51.5%
Number of investors
Credit loan transactions (2)	18,006	18,006	45,452	45,452	91,554	91,554	80,836	80,836
Secured loan transactions (3)	—	—	—	—	—	—	91	91
Credit and secured loan transactions	2,319	2,319	12,394	12,394	11,255	11,255	19,918	19,918
Total	20,325	20,325	57,846	57,846	102,809	102,809	100,845	100,845	-64.9%	1.9%

(1) Number of transactions facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.

(2) Refers to investors who exclusively invested in credit loan transactions during the relevant period.

(3) Refers to investors who exclusively invested in secured loan transactions during the relevant period.

(4) Growth rates are calculated by RMB and exclude the impact from exchange rate in different reporting period to reflect a real growth rate.

(5) Numbers refer to number of transactions facilitated, number of investors and numbers of borrowers presented in the table.

The following table sets forth our revenue breakdown for the periods indicated:

	For Three Months Ended December 31,		For Nine Months Ended December 31,
	2018	2017	2018	2017
	US$	US$	US$	US$
Revenue (1)
Loan facilitation service	2,510,689	46,754,718	61,432,825	87,054,743
Loan management service	—	111,792	—	404,946
Post-origination service	3,484,551	1,316,351	10,177,709	2,394,179
Interest income on loans	1,054,519	—	2,485,845	—
Others	2,169	11,592	2,169	21,917
Business tax	99,806	339,512	668,846	512,622
Cash incentives	5,040,897	4,542,781	16,245,818	9,719,180
Net Revenue	1,911,225	43,312,160	57,183,884	79,643,983

(1) Represents amounts net of VAT